FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2008

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: February 28, 2008

Exhibit 99.1

Ctrip Reports Fourth Quarter and Full Year 2007 Financial Results

Shanghai, China, February 27, 2008 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Highlights for the fourth quarter of 2007

•	Net revenues were RMB356 million (US$49 million) for the fourth quarter of 2007, up 58% year-on-year.

•	Gross margin was 81% for the fourth quarter of 2007, compared to 80% in the same period in 2006.

•

Income from operations was RMB127 million (US$17 million) for the fourth quarter of 2007, up 69% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB149 million (US$20 million), up 68% year-on-year.

•

Operating margin was 36% in the fourth quarter of 2007, compared to 33% year-on-year. Excluding share-based compensation charges (non-GAAP), operating margin was 42%, compared to 39% during the same period in 2006.

•

Net income was RMB135 million (US$19 million) in the fourth quarter of 2007, up 102% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB158 million (US$22 million), up 95% year-on-year.

•	Diluted earnings per ADS were RMB1.96 (US$0.27). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.28 (US$0.31).

•	Share-based compensation charges were RMB22 million (US$3 million), accounting for 6% of the net revenues, or RMB0.32 (US$0.04) per ADS for the fourth quarter of 2007.

Highlights for the full year 2007

•	Net revenues were RMB1.2 billion (US$164 million) in 2007, up 54% from 2006.

•	Gross margin was 80% in 2007, remained consistent with 80% in 2006.

•

Income from operations was RMB404 million (US$55 million) in 2007, up 58% from 2006. Excluding share-based compensation charges (non-GAAP), income from operations was RMB491 million (US$67 million) in 2007, up 59% from 2006.

•	Operating margin was 34% in 2007, compared to 33% in 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 40% in 2006.

•	Net income was RMB398 million (US$55 million) in 2007, up 66% from 2006. Excluding share-based compensation charges (non-GAAP), net income was RMB485 million (US$67 million), up 64% from 2006.

•	Diluted earnings per ADS were RMB5.84 (US$0.80) in 2007. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB7.11 (US$0.97), compared to RMB4.44 (US$0.57) in 2006.

•	Share-based compensation charges were RMB87 million (US$12 million), accounting for 7% of the net revenues, or RMB1.27 (US$0.17) per ADS in 2007.

“In 2007, we further strengthened our market position, enhanced our customer service level, and achieved excellent financial results,” said Min Fan, Chief Executive Officer of Ctrip. “We wanted to thank all of our employees for their hard work and dedication, and our customers for their continuing loyalty to Ctrip. In the new year, we will continue to strengthen our core competencies in technology, service, scale and branding, and increase our shareholders’ value going forward.”

Fourth Quarter and Full Year 2007 Financial Results

For the fourth quarter of 2007, Ctrip reported total revenues of RMB383 million (US$53 million), representing a 59% increase from the same period in 2006 and an 11% increase from the previous quarter in 2007.

For the full year ended December 31, 2007, total revenues were RMB1.3 billion (US$176 million), representing a 54% increase from 2006.

Hotel reservation revenues amounted to RMB196 million (US$27 million) for the fourth quarter of 2007, representing a 42% increase from the same period in 2006 and a 12% increase from the previous quarter, primarily due to increased hotel booking volume.

For the full year ended December 31, 2007, hotel reservation revenues were RMB677 million (US$93 million), a 42% increase from 2006. The hotel reservation revenues accounted for 53% of the total revenues in 2007, compared to 57% in 2006.

Air ticket booking revenues for the fourth quarter of 2007 were RMB154 million (US$21 million), representing a 78% increase from the same period in 2006 and a 12% increase from the previous quarter, primarily due to increased air ticketing volume and commission.

For the full year ended December 31, 2007, air ticket booking revenues were RMB503 million (US$69 million), a 72% increase from 2006. The air ticket booking revenues accounted for 39% of the total revenues in 2007, compared to 35% in 2006.

Packaged-tour revenues for the fourth quarter of 2007 were RMB22 million (US$3 million), up 100% from the same period in 2006 and 6% from the previous quarter, primarily due to increased travel demand in the fourth quarter of 2007.

For the full year ended December 31, 2007, packaged tour revenues were RMB71 million (US$10 million), a 71% increase from 2006. The packaged tour revenues accounted for 6% of the total revenues in 2007, compared to 5% in 2006.

For the fourth quarter of 2007, net revenues were RMB356 million (US$49 million), a 58% increase from the same period in 2006. Net revenues increased by 10% from the previous quarter in 2007.

For the full year ended December 31, 2007, net revenues were RMB1.2 billion (US$164 million), a 54% increase from 2006.

Gross margin was 81% in the fourth quarter of 2007, compared to 80% for the same period in 2006 and in the previous quarter.

For the full year ended December 31, 2007, gross margin was 80%, remained consistent with 2006.

Product development expenses for the fourth quarter of 2007 increased by 73% to RMB54 million (US$7 million) from the same period in 2006 and increased by 12% compared to the previous quarter, primarily due to the increase of product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, increased slightly from 12% in the same period last year and remained consistent with the previous quarter.

For the full year ended December 31, 2007, product development expenses were RMB177 million (US$24 million), increased by 67% from 2006. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, increased slightly from 12% in 2006.

Sales and marketing expenses for the fourth quarter of 2007 increased by 49% to RMB72 million (US$10 million) from the same period in 2006 and 14% from the previous quarter, primarily due to the increase of sales and marketing personnel resources. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, decreased from 21% in the same period last year and remained consistent with previous quarter.

For the full year ended December 31, 2007, sales and marketing expenses were RMB243 million (US$33 million), increase by 41% from 2006. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, decreased from 21% in 2006.

General and administrative expenses for the fourth quarter of 2007 increased by 45% to RMB36 million (US$5 million) from the same period in 2006, primarily due to the increase of personnel resources and share-based compensation charges. General and administrative expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreased from 8% in the same period last year and remained consistent with the previous quarter.

For the full year ended December 31, 2007, general and administrative expenses were RMB138 million (US$19 million), increased by 48% from 2006, primarily due to the increase of personnel resources and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, decreased slightly from 8% in 2006.

Income from operations for the fourth quarter of 2007 was RMB127 million (US$17 million), increased 69% from the same period in 2006 and 14% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB149 million (US$20 million), increased 68% from the same period in 2006 and 12% from the pervious quarter.

For the full year ended December 31, 2007, income from operations was RMB404 million (US$55 million), increased 58% from 2006. Excluding share-based compensation charges (non-GAAP), income from operations was RMB491 million (US$67 million), increased 59% from 2006.

Operating margin was 36% in the fourth quarter of 2007, compared to 33% in the fourth quarter of 2006 and 34% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 42% compared to 39% in the fourth quarter of 2006 and 41% in the previous quarter.

For the full year ended December 31, 2007, operating margin was 34%, compared to 33% in 2006. Excluding share-based compensation charges (non-GAAP), operating margin was 41% compared to 40% in 2006.

Net income for the fourth quarter of 2007 was RMB135 million (US$19 million), representing a 102% increase from the same period in 2006, and a 24% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB158 million (US$22 million), representing a 95% increase from the same period in 2006, and a 19% increase from the previous quarter.

For the full year ended December 31, 2007, net income was RMB398 million (US$55 million), representing a 66% increase from 2006. Excluding share-based compensation charges (non-GAAP), net income was RMB485 million (US$67 million), representing a 64% increase from 2006.

Effective tax rate for the fourth quarter of 2007 was 7%, decreased from 14% in the same period of 2006 and 15% in the previous quarter, primarily due to a preferential tax rate granted in the fourth quarter of 2007 and an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the new PRC enterprise income tax law (the “new EIT law”) as of December 31, 2007, as required by applicable accounting guidelines.

Effective tax rate for the full year ended December 31, 2007 was 13%, compared to 15% in 2006, primarily due to an increase in deferred tax benefit resulting from the application of the tax rate of 25% under the new EIT law as of December 31, 2007, as required by applicable accounting guidelines.

The diluted earnings per ADS were RMB1.96 (US$0.27) for the fourth quarter of 2007. Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB2.28 (US$0.31).

For the full year ended December 31, 2007, the diluted earnings per ADS were RMB5.84 (US$0.80). Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB7.11 (US$0.97), compared to RMB4.44 (US$0.57) in 2006.

As of December 31, 2007, the cash balance was RMB1.1 billion (US$147 million), compared to RMB851 million as of December 31, 2006.

Business Outlook

For the full year 2008, the Company expects to continue the year-on-year net revenue growth at a rate of approximately 35%.

To support the future business expansion, the Company acquired the land use right to a piece of land in Nantong, in January 2008, Nantong is a city in Jiangsu Province and is approximately 110 kilometers north of Shanghai. The Company plans to build its second call center on this piece of land.

The new EIT law became effective on January 1, 2008. The tax rate under the new EIT law is generally 25%, except for certain entities that are subject to preferential tax treatments, such as high and new technology enterprises. However, no guideline has been published on requirements to be satisfied in order to enjoy the preferential tax treatments or on application procedures for such treatments. The Company would apply the general tax rate of 25% before the guidelines on preferential tax treatments are finalized and application for such treatments is approved. The effective tax rate that will eventually apply to the Company for 2008 will depend on many factors, including, but not limited to, whether certain Ctrip’s entities can qualify as high and new technology enterprises as such enterprises are defined under the new EIT law.

Note to Financial Statements Information

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM US Eastern Time on February 27, 2008 (or 9:00AM on February 28, 2008 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-679-8035, International dial-in number +1-617-213-4848; Passcode 53676440. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PG7TRBKDJ.

A telephone replay of the call will be available after the conclusion of the conference call through March 6, 2008. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 59360401.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to infrastructure and technology, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of February 27, 2008, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ADS and per share, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2007 and 2006. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged-tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2006 RMB	December 31, 2007 RMB	December 31, 2007 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	844,392,604	1,064,418,278	145,918,663
Restricted cash	6,600,000	6,600,000	904,779
Short-term investment	—	141,174,094	19,353,233
Accounts receivable	136,688,354	260,683,770	35,736,541
Prepayments and other current assets	62,870,154	63,489,599	8,703,643
Deferred tax assets	2,916,151	11,275,767	1,545,769

Total current assets	1,053,467,263	1,547,641,508	212,162,628

Long-term deposits	80,174,984	147,092,990	20,164,641
Land use rights	66,449,208	65,083,814	8,922,191
Property, equipment and software	153,690,484	267,194,788	36,629,121
Investment	80,416,250	80,416,250	11,024,079
Goodwill	14,595,849	14,595,849	2,000,912
Other long-term assets	3,058,465	2,918,809	400,133

Total assets	1,451,852,503	2,124,944,008	291,303,705

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	230,904,562	31,654,177
Salary and welfare payable	32,778,110	65,497,142	8,978,853
Taxes payable	34,913,392	49,079,149	6,728,148
Advances from customers	38,178,866	96,672,341	13,252,590
Accrued liability for customer reward program	29,566,712	44,659,657	6,122,290
Dividend payable	72,169,155	119,497,083	16,381,582
Other payables and accruals	62,030,840	65,731,210	9,010,941

Total current liabilities	421,045,273	672,041,144	92,128,581

Other long-term payables	2,437,500	1,625,000	222,767

Total liabilities	423,482,773	673,666,144	92,351,348

Minority interests	672,780	1,158,767	158,853

SHAREHOLDERS' EQUITY
Share capital	2,700,889	2,742,210	375,923
Additional paid-in capital	627,461,168	791,336,910	108,482,564
Statutory reserves	53,787,911	60,869,845	8,344,507
Cumulative translation adjustments	(16,099,263)	(36,420,706)	(4,992,831)
Retained Earnings	359,846,245	631,590,838	86,583,341

Total shareholders’ equity	1,027,696,950	1,450,119,097	198,793,504

Total liabilities and shareholders’ equity	1,451,852,503	2,124,944,008	291,303,705

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended December 31, 2006 RMB	Quarter Ended September 30, 2007 RMB	Quarter Ended December 31, 2007 RMB	Quarter Ended December 31, 2007 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	137,823,641	175,578,714	196,035,352	26,874,037
Air-ticketing	86,756,060	137,659,009	154,237,437	21,144,057
Packaged tour	10,962,257	20,683,731	21,957,224	3,010,066
Others	6,130,331	11,909,481	10,858,044	1,488,504

Total revenues	241,672,289	345,830,935	383,088,057	52,516,664

Less: business tax and related surcharges	(15,920,282)	(23,160,551)	(26,881,936)	(3,685,183)

Net revenues	225,752,007	322,670,384	356,206,121	48,831,481

Cost of revenues	(45,769,174)	(64,011,659)	(66,431,356)	(9,106,922)

Gross profit	179,982,833	258,658,725	289,774,765	39,724,559

Operating expenses:
Product development *	(31,013,066)	(47,941,336)	(53,789,064)	(7,373,820)
Sales and marketing *	(48,731,350)	(63,466,452)	(72,479,914)	(9,936,105)
General and administrative *	(25,210,001)	(36,269,362)	(36,441,878)	(4,995,734)

Total operating expenses	(104,954,417)	(147,677,150)	(162,710,856)	(22,305,659)

Income from operations	75,028,416	110,981,575	127,063,909	17,418,900

Interest income	3,109,720	4,670,322	5,687,116	779,634
Other income	(270,934)	13,577,722	13,213,622	1,811,425

Income before income tax expense and minority interest	77,867,202	129,229,619	145,964,647	20,009,959

Income tax expense	(10,896,122)	(19,518,480)	(10,500,536)	(1,439,494)
Minority interests	(59,509)	(32,723)	30,958	4,244

Net income	66,911,571	109,678,416	135,495,069	18,574,709

Earnings per ordinary share
- Basic	2.06	3.32	4.09	0.56
- Diluted	2.00	3.21	3.92	0.54

Earnings per ADS
- Basic	1.03	1.66	2.04	0.28
- Diluted	1.00	1.60	1.96	0.27

Weighted average ordinary shares outstanding
- Basic	32,550,390	33,070,087	33,168,650	33,168,650
- Diluted	33,521,665	34,197,196	34,572,760	34,572,760

* Share-based compensation charges included are as follows:
Product development	3,614,395	5,918,151	6,035,924	827,451
Sales and marketing	2,284,821	3,540,669	3,573,726	489,914
General and administrative	7,962,338	13,396,356	12,762,148	1,749,534

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Year Ended December 31, 2006 RMB	Year Ended December 31, 2007 RMB	Year Ended December 31, 2007 USD
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	476,494,606	676,511,238	92,741,376
Air-ticketing	292,701,199	503,453,383	69,017,271
Packaged tour	41,702,488	71,495,585	9,801,166
Others	23,128,346	35,818,022	4,910,210

Total revenues	834,026,639	1,287,278,228	176,470,023

Less: business tax and related surcharges	(54,075,096)	(88,167,081)	(12,086,623)

Net revenues	779,951,543	1,199,111,147	164,383,400

Cost of revenues	(153,131,864)	(236,226,063)	(32,383,690)

Gross profit	626,819,679	962,885,084	131,999,710

Operating expenses:
Product development *	(105,938,184)	(177,301,995)	(24,305,924)
Sales and marketing *	(172,491,625)	(243,314,529)	(33,355,431)
General and administrative *	(93,173,911)	(137,943,756)	(18,910,394)

Total operating expenses	(371,603,720)	(558,560,280)	(76,571,749)

Income from operations	255,215,959	404,324,804	55,427,961

Interest income	15,632,481	16,703,553	2,289,852
Other income	11,213,801	35,297,223	4,838,815

Income before income tax expense and minority interest	282,062,241	456,325,580	62,556,628

Income tax expense	(41,277,020)	(58,005,983)	(7,951,907)
Minority interests	(221,374)	4,013	550

Net income	240,563,847	398,323,610	54,605,271

Earnings per ordinary share
- Basic	7.44	12.10	1.66
- Diluted	7.23	11.67	1.60

Earnings per ADS
- Basic	3.72	6.05	0.83
- Diluted	3.62	5.84	0.80

Weighted average ordinary shares outstanding
- Basic	32,342,998	32,927,454	32,927,454
- Diluted	33,268,220	34,121,390	34,121,390

* Share-based compensation charges included are as follows:
Product development	13,694,058	22,707,705	3,112,947
Sales and marketing	8,557,942	13,648,562	1,871,050
General and administrative	32,430,027	50,557,618	6,930,828

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(53,789,064)	15%	6,035,924	2%	(47,753,140)	13%
Sales and marketing	(72,479,914)	20%	3,573,726	1%	(68,906,188)	19%
General and administrative	(36,441,878)	10%	12,762,148	4%	(23,679,730)	7%

Total operating expenses	(162,710,856)	46%	22,371,798	6%	(140,339,058)	39%

Income from operations	127,063,909	36%	22,371,798	6%	149,435,707	42%

Net income	135,495,069	38%	22,371,798	6%	157,866,867	44%

Diluted earnings per ordinary share (RMB)	3.92		0.65		4.57

Diluted earnings per ADS (RMB)	1.96		0.32		2.28

Diluted earnings per ADS (USD)	0.27		0.04		0.31

	Quarter Ended September 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(47,941,336)	15%	5,918,151	2%	(42,023,185)	13%
Sales and marketing	(63,466,452)	20%	3,540,669	1%	(59,925,783)	19%
General and administrative	(36,269,362)	11%	13,396,356	4%	(22,873,006)	7%

Total operating expenses	(147,677,150)	46%	22,855,176	7%	(124,821,974)	39%

Income from operations	110,981,575	34%	22,855,176	7%	133,836,751	41%

Net income	109,678,416	34%	22,855,176	7%	132,533,592	41%

Diluted earnings per ordinary share (RMB)	3.21		0.67		3.88

Diluted earnings per ADS (RMB)	1.60		0.33		1.94

Diluted earnings per ADS (USD)	0.21		0.04		0.26

	Quarter Ended December 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(31,013,066)	14%	3,614,395	2%	(27,398,671)	12%
Sales and marketing	(48,731,350)	22%	2,284,821	1%	(46,446,529)	21%
General and administrative	(25,210,001)	11%	7,962,338	4%	(17,247,663)	8%

Total operating expenses	(104,954,417)	46%	13,861,554	6%	(91,092,863)	40%

Income from operations	75,028,416	33%	13,861,554	6%	88,889,970	39%

Net income	66,911,571	30%	13,861,554	6%	80,773,125	36%

Diluted earnings per ordinary share (RMB)	2.00		0.41		2.41

Diluted earnings per ADS (RMB)	1.00		0.21		1.20

Diluted earnings per ADS (USD)	0.13		0.03		0.15

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(177,301,995)	15%	22,707,705	2%	(154,594,290)	13%
Sales and marketing	(243,314,529)	20%	13,648,562	1%	(229,665,967)	19%
General and administrative	(137,943,756)	12%	50,557,618	4%	(87,386,138)	7%

Total operating expenses	(558,560,280)	47%	86,913,885	7%	(471,646,395)	39%

Income from operations	404,324,804	34%	86,913,885	7%	491,238,689	41%

Net income	398,323,610	33%	86,913,885	7%	485,237,495	40%

Diluted earnings per ordinary share (RMB)	11.67		2.55		14.22

Diluted earnings per ADS (RMB)	5.84		1.27		7.11

Diluted earnings per ADS (USD)	0.80		0.17		0.97

	Year Ended December 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(105,938,184)	14%	13,694,058	2%	(92,244,126)	12%
Sales and marketing	(172,491,625)	22%	8,557,942	1%	(163,933,683)	21%
General and administrative	(93,173,911)	12%	32,430,027	4%	(60,743,884)	8%

Total operating expenses	(371,603,720)	48%	54,682,027	7%	(316,921,693)	41%

Income from operations	255,215,959	33%	54,682,027	7%	309,897,986	40%

Net income	240,563,847	31%	54,682,027	7%	295,245,874	38%

Diluted earnings per ordinary share (RMB)	7.23		1.64		8.87

Diluted earnings per ADS (RMB)	3.62		0.82		4.44

Diluted earnings per ADS (USD)	0.46		0.11		0.57

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Note 3: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.